Exhibit 2

YACOV KAUFMAN STEPS DOWN AS CFO OF PERION
SEASONED FINANCIAL EXECUTIVE OPHIR YAKOVIAN TO JOIN PERION AS ITS CFO

Tel Aviv & New York – May 4, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today that Yacov Kaufman, Perion CFO for the last 11 years, has decided to step down in order to pursue other opportunities.  Perion also announced that Ophir Yakovian has agreed to join Perion as its Chief Financial Officer effective June 13.

Ophir is an experienced public company CFO with more than a dozen years of experience working with NASDAQ-listed companies.

In the last 16 years, Ophir has held CFO positions in global publicly traded companies. Most recently, Ophir served as CFO of the Tnuva Group, Israel’s largest food group, where he was responsible for leading a major organizational change in the Finance division, including centralization of functions and streamlining the workforce. Previously, he was CFO of Lumenis (traded on NASDAQ under "LMNS"), where he contributed to a successful business turnaround, including leading cost-reduction efforts to improve profitability and debt refinancing initiatives to streamline the balance sheet, ultimately leading to the successful acquisition of Lumenis by the XIO Group. After beginning his professional career at Deloitte-Touche (Israel) as an Audit Senior, he worked as a corporate controller at Metalink, a NASDAQ-listed company, before joining Verint Systems as Vice President of Finance and CFO of the local company.

"I am excited to contribute my expertise in optimizing the expense structure, streamlining operations and enhancing processes to support sustainable and profitable growth," commented Mr. Yakovian.

Doron Gerstel, Perion's CEO commented, "Ophir's public company experience, expertise in operational improvements and cost reduction are essential factors to facilitate Perion's expense optimization, enabling us to redirect investments to drive long-term growth. I wish to thank Yacov Kaufman for his years of dedication to Perion. Yacov was instrumental in Perion's growth, creating its financial departments, establishing its presence in multiple capital markets and facilitating numerous international M&A transactions, taking Perion from a private Israeli startup, with less than $8 million in revenues, to a publicly traded global leader in two established market segments with revenues exceeding $300 million. These are significant accomplishments, and on behalf of the board, shareholders, and the employees of Perion, I wish him well in his future endeavors."

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers.  Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words "will", "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd